(d)(2)(V)(i)

AMENDED SCHEDULE A

     The Series of ING Investors Trust, as described in Section 1 of the Portfolio Management Agreement, to which Invesco Advisers, Inc. shall act as Portfolio Manager is as follows:

ING Invesco Van Kampen Growth and Income Portfolio

AMENDED SCHEDULE B
COMPENSATION FOR SERVICES TO SERIES

          For the services provided by Invesco Advisers, Inc. (“Portfolio Manager”) to the following Series of ING Investors Trust, pursuant to the attached Portfolio Management Agreement, the Manager will pay the Portfolio Manager a fee, computed daily and payable monthly, based on the average daily net assets of the Series at the following annual rates of the average daily net assets of the Series:

Series	Rate

ING Invesco Van Kampen Growth and Income Portfolio	0.50% on first $100 million;
0.40% on next $100 million;
0.30% on next $100 million;
0.25% on next $700 million; and
0.20% thereafter
- 2 -